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                                                                    EXHIBIT 12.2

                           TransTexas Gas Corporation
                     Pro Forma Ratio of Earnings to Combined
                    Fixed Charges and Stock Dividend Payments
                           Year Ended January 31, 2000
                            (in thousands of dollars)



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
Income before income taxes                                       $    2,825
Add:
   Interest expense, net of amounts capitalized                      38,526
   Portion of rental expense representative of an
   interest factor                                                    1,046
                                                                 ----------
        Earnings (A)                                             $   42,397
                                                                 ==========
Fixed charges:
   Total interest                                                $   41,245
   Preferred stock dividend requirements                             46,278
   Portion of rental expense representative of an interest
   factor                                                             1,046
                                                                 ----------
   Fixed charges (B)                                             $   88,569
                                                                 ==========

Ratio of earnings to fixed charges (A/B)                                -
                                                                 ==========
Earnings inadequate to cover fixed charges                       $   46,172
                                                                 ==========
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